UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended Dec. 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to
Commission file number:  1-3034

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Xcel Energy
401(K) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XCEL ENERGY INC.
414 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55401
(612) 330-5500

Page(s)
Financial Statements

Xcel Energy 401(k) Savings Plan
Report of Independent Registered Public Accounting Firm	2
Statements of Net Assets Available for Benefits as of Dec. 31, 2011 and 2010	3
Statements of Changes in Net Assets Available for Benefits for the Years Ended Dec. 31, 2011 and 2010	4

Notes to Financial Statements	5-12

Supplemental Schedules:
Schedule H – Line 4(i) – Schedule of Assets (Held at Year End)	13
Schedule H – Line 4(j) – Schedule of Reportable Transactions	14

Signatures	15

Exhibits
23.01: Consent of Independent Registered Public Accounting Firm	16

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Xcel Energy 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Xcel Energy 401(k) Savings Plan (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2011, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 27, 2012

XCEL ENERGY 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Dec. 31, 2011	Dec. 31, 2010
Assets
Receivables:
Xcel Energy contributions (Notes 3 and 6)	$19,205,366	$18,290,997
Dividends	2,562,842	2,615,840
Notes receivable from participants (Note 7)	15,771,947	14,892,341
Total receivables	37,540,155	35,799,178

Xcel Energy Common Stock Fund, at fair value (Notes 5, 6 and 10):
Participant directed	43,968,012	38,182,171
Non-participant directed	228,481,872	205,790,197
Total Xcel Energy Common Stock Fund	272,449,884	243,972,368

General investments, at fair value (Note 5):
Participant directed	1,148,781,089	1,123,931,967

Net assets available for benefits	$1,458,771,128	$1,403,703,513

The accompanying notes are an integral part of the financial statements

XCEL ENERGY 401(K) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended Dec. 31
	2011	2010
Contributions:
Xcel Energy	$19,208,479	$18,290,997
Participants	74,991,113	73,092,978
Total contributions	94,199,592	91,383,975

Transfer of plan assets (Note 1)	38,142	776,879

Investment income (loss):
Interest and dividends	40,367,592	37,341,063
Net appreciation (depreciation) in fair value of:Xcel Energy Common Stock Fund (Notes 5, 6 and 10)	40,872,876	24,699,236
Interest in registered investment companies and VGIn Brokerage Option (Note 5)	(22,181,513)	99,002,240
Total investment income	59,058,955	161,042,539

Interest on notes receivable from participants	734,938	778,093

Benefits paid to participants - cash and common stock	(96,940,602)	(94,309,867)
Dividends paid to participants	(1,664,190)	(1,809,622)
Administrative expenses	(359,220)	(226,839)

Net increase in net assets available for benefits	55,067,615	157,635,158

Net assets available for benefits at beginning of year	1,403,703,513	1,246,068,355
Net assets available for benefits at end of year	$1,458,771,128	$1,403,703,513

The accompanying notes are an integral part of the financial statements

XCEL ENERGY 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the Xcel Energy 401(K) Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document or Summary Plan Description for more complete information.  The Plan provides for the ownership of Xcel Energy Inc. (Xcel Energy) common stock through employee and employer contributions, as applicable.

General - The Plan is a defined contribution benefit plan which provides eligible employees of Xcel Energy and  participating subsidiaries of Xcel Energy (collectively “the Companies”) the opportunity to contribute to a qualified retirement savings plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan and Trust Management – The Plan Administrator is appointed by the Xcel Energy Board of Directors and has authority to control and manage the operation and administration of the Plan.  Plan assets are held by a trustee under a trust agreement as adopted or amended by Xcel Energy.  Individual participant accounts are valued daily based on the current market value of each type of asset.  The Vanguard Group is the record keeper and Vanguard Fiduciary Trust Company (VFTC) serves as trustee for the Plan.

Transfer of Plan Assets – A portion of assets from the Nuclear Management Company, LLC Savings and Retirement Plan (the NMC Plan) were transferred from another record keeper/trustee into the Plan as of Dec. 31, 2009.  Substantially all the assets were transferred as of Dec. 31, 2009, with additional transfers of participant loan balances and other assets occurring in 2010.  As a result, asset transfers of $776,879 are reported on the Statement of Changes in Net Assets Available for Benefits for the year ended Dec. 31, 2010.

In August 2011, the Plan received a transfer of participant assets from the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees.  Asset transfers of $38,142 are reported on the Statement of Changes in Net Assets Available for Benefits for the year ended Dec. 31, 2011.

Eligibility –All full-time, part-time and temporary employees of the Companies (with the exception of bargaining unit employees covered by a collective bargaining agreement that does not provide for participation in this Plan) are eligible to participate in the Plan as of their first day of employment.

Vesting – Except as described in the next sentence, a participant is 100 percent vested in their employee and employer matching contributions and earnings.  Certain nuclear operations bargaining employees who transferred into the Plan during 2009 and are eligible to receive an annual employer contribution under the retirement component of their prior plan will become 100 percent vested in that contribution after completing three years of vesting service.

Distributions – Benefits are distributed after termination of employment, disability or death (payable to the beneficiary) in the form of a single lump sum, direct rollover, partial lump sum or installments.

If the total amount of the participant’s vested account balance exceeds $1,000, the participant may defer distribution until age 70½, unless the participant consents in writing to an earlier date.  If the total amount is less than $1,000, the Plan Administrator may schedule a payment date and the amount will be distributed as soon as administratively possible.  All vested account balances remaining in the Plan after the participant leaves the Company will be invested in the funds of the participant’s choice (except Xcel Energy contributions which will continue to be held in the Xcel Energy Common Stock Fund, with the ability to diversify at the discretion of the participant).  The participant will continue to receive his/her share of investment earnings and dividend distributions until the account is completely distributed.

Plan Termination – While Xcel Energy expects to continue the Plan, it reserves the right at its sole and absolute discretion to amend, modify, change or terminate the Plan or any other benefit plan Xcel Energy may currently provide, at any time, in whole or in part, for whatever reason it deems appropriate, subject to collective bargaining obligations.  If Xcel Energy were to terminate the Plan, assets would be distributed in accordance with ERISA guidelines.

Administrative Expenses – The Companies constitute a controlled group under Section 414(b) of the Internal Revenue Code (IRC). The parent corporation administers the Plan.  Certain investment advisory, trustee and recordkeeping fees are paid by the Plan or by the participant, as applicable.  Certain non-Vanguard fund asset based fees are paid by the participant or respective fund company.  The Vanguard Brokerage Option annual account maintenance fee, participant loan set-up fee and annual loan maintenance fee is paid by the participant.

Dividends – Dividends earned on shares held in the Xcel Energy Common Stock Fund are automatically reinvested in Xcel Energy stock unless the participant elects to receive them as a taxable distribution paid in cash.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plan have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for investment in a variety of investment funds.  Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
.
Fair Value Measurements — The Plan presents money market funds and mutual funds (registered investment companies), the Xcel Energy Common Stock Fund, and VGI Brokerage Option investments at fair value in its financial statements.

The fair values of money market funds are based on quoted net asset value.  The fair values of mutual funds and Xcel Energy common stock are based on quoted market prices.

The VGI Brokerage Option is a fund option that allows participants to self-direct investments in a wider variety of mutual funds, equity securities, and debt securities.  Within the VGI Brokerage Option, the fair value of mutual funds and equity securities are based on quoted market prices, while the fair values of debt securities are based on market interest rate curves and recent trades of similarly rated securities.

Income Recognition – The difference between the fair value and the cost of investments, including realized and unrealized gains and losses, is reflected in the statements of changes in net assets available for benefits.  Security transactions are recognized on the trade date (the date the order to buy or sell is executed).  Dividend income is recorded on the ex-dividend date.

Payment of Benefits – Benefit payments are recorded when paid.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Excess Contributions – The Plan is required to return contributions received during the Plan year in excess of the IRC limits.  The Actual Deferral Percentage (ADP) test for the 2011 plan year has not yet been performed.  The ADP test for the 2010 plan year was not performed until 2011 and the test passed.  The ADP test for the 2009 plan year was not performed until 2010 and the test failed, resulting in excess contribution refunds of employee contributions (plus allocable income/loss) of approximately $196,000 which is included as a reduction in participant contributions in the Statement of Changes in Net Assets Available for Benefits for the year ended Dec. 31, 2010.

New Accounting Standards

Recently Adopted

In January 2010, the Financial Accounting Standards Board (FASB) issued Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements (Accounting Standards Update (ASU) No. 2010-06), which updates the FASB Accounting Standards Codification (Codification) to require new disclosures for assets and liabilities measured at fair value.  The requirements include expanded disclosure of valuation methodologies for fair value measurements, transfers between levels of the fair value hierarchy, and gross rather than net presentation of certain changes in Level 3 fair value measurements for annual periods beginning after Dec. 15, 2009, except for requirements related to gross presentation of certain changes in Level 3 fair value measurements, which are effective for interim and annual periods beginning after Dec. 15, 2010. The Plan implemented this guidance upon the appropriate effective dates, and the implementation did not have a material impact on the Plan’s financial statements.

Recently Issued

In May 2011, the FASB issued Fair Value Measurement (Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (ASU No. 2011-04), which provides additional guidance for fair value measurements.  These updates to the Codification include clarifications regarding existing fair value measurement principles and disclosure requirements, and also specific new measurement and disclosure guidance.  These updates to the Codification are effective for periods beginning after Dec. 15, 2011.  The Plan does not expect the implementation of this guidance to have a material impact on the Plan’s financial statements.

3.	PLAN FUNDING

Employee Contributions – Participants may elect to make either regular 401(k) deferrals (pre-tax), Roth 401(k) deferrals (after-tax) or a combination of both not to exceed 30 percent of their base pay or $16,500 for 2011 and 2010.  Participants who are age 50 or older during the Plan year may make additional catch-up contributions (pre-tax and/or Roth) up to $5,500 for 2011 and 2010.

Employer Contributions – The Plan provides for a matching contribution based on the participant’s Xcel Energy Pension Plan, as noted below.

Non-bargaining and bargaining employees covered under the Pension Equity Plan Benefit or the Account Balance Plan Benefit are eligible to receive a matching contribution equal to 50 percent of the first 8 percent of base pay contributed on a pre-tax and/or Roth 401(k) after-tax basis during the Plan year.  All employees participating in the Plan are eligible for the annual matching contributions, regardless of their employment status at year-end.

Non-bargaining employees and bargaining employees covered under the Traditional Plan Benefit are eligible to receive 100 percent of their pre-tax and/or Roth 401(k) after-tax contribution up to a maximum of $1,400 in matching contributions from Xcel Energy for 2011 and 2010.  Bargaining employees participating in the Plan must be an active employee on the last day of the Plan year or separated from employment due to retirement, disability or death to be eligible for the annual matching contribution.

Investment of Employee and Employer Contributions – Participants may invest their contributions among the various investment funds offered by the Plan.  The employer contribution for bargaining employees is made in cash and invested according to the participant’s current investment allocation.  The employer contribution for non-bargaining and certain Nuclear Operations bargaining employees is initially invested in Xcel Energy stock.  The number of shares of common stock contributed is determined by using Xcel Energy’s average common stock price for the Plan year, and each participants’ annual contribution and, if applicable, covered compensation eligible for a match as defined in the Plan Document.

Participants may elect to transfer assets into or out of all Plan investments, including Xcel Energy stock allocated as an employer contribution, at any time.  The ability to exchange into or out of certain funds may be subject to frequent trading and redemption fee policies.  Income on a participant’s investment in a fund is credited to the participant’s account based on the number of units in the respective fund and the fund’s unit value.

4.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed Xcel Energy by letters dated Oct. 9, 2003 that the Xcel Energy Retirement Savings Plan and the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Non-Bargaining Unit Employees, which merged to form this Plan on Jan. 1, 2002, are qualified under the applicable sections of the IRC.  On Jan. 28, 2011, Xcel Energy requested a favorable determination with respect to the qualified status of the Plan as amended and restated effective Jan. 1, 2010.  The IRS acknowledged receipt of the application on March 3, 2011.  The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income tax has been made in the Plan financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, including the assertion that the plan is exempt from income tax, and has not identified any uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements as of Dec. 31, 2011 or 2010.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The statute of limitations applicable to the Plan’s 2008 federal tax return expires in July 2012.

5.	FAIR VALUE MEASUREMENTS

The accounting guidance for fair value measurements and disclosures provides a single definition of fair value and requires certain disclosures about assets and liabilities measured at fair value. A hierarchal framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value was established by this guidance. The three levels in the hierarchy are as follows:

Level 1 – Quoted prices are available in active markets for identical assets as of the reported date. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as listed mutual funds.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date.  The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, or priced with models using highly observable inputs, such as the debt securities within the VGI Brokerage Option.

Level 3 – Significant inputs to pricing have little or no observability as of the reporting date.  The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation.

The following table presents, for each of these hierarchy levels, the Plan’s assets that are measured at fair value on a recurring basis:

	Dec. 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. Equities	$504,917,324	$-	$-	$504,917,324
International Equities	66,801,217	-	-	66,801,217
Fixed Income	269,571,995	-	-	269,571,995
Balanced Stock and Fixed Income Funds	93,646,179	-	-	93,646,179
Retirement Target Date Funds	118,679,594	-	-	118,679,594
VGI Brokerage Option:
Equity Securities	7,838,333	232,315	-	8,070,648
Debt Securities	340,568	365,619	-	706,187
Mutual Funds	8,434,463	-	-	8,434,463
Money Market Funds	77,953,482	-	-	77,953,482
Xcel Energy Common Stock Fund	272,449,884	-	-	272,449,884
Total	$1,420,633,039	$597,934	$-	$1,421,230,973

	Dec. 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. Equities	$534,473,245	$-	$-	$534,473,245
International Equities	72,013,489	-	-	72,013,489
Fixed Income	247,091,434	-	-	247,091,434
Balanced Stock and Fixed Income Funds	89,975,616	-	-	89,975,616
Retirement Target Date Funds	95,873,593	-	-	95,873,593
VGI Brokerage Option:
Equity Securities	7,570,587	180,716	-	7,751,303
Debt Securities	76,786	695,732	-	772,518
Mutual Funds	6,896,467	-	-	6,896,467
Money Market Funds	69,084,302	-	-	69,084,302
Xcel Energy Common Stock Fund	243,972,368	-	-	243,972,368
Total	$1,367,027,887	$876,448	$-	$1,367,904,335

For the years ended Dec. 31, 2011 and 2010, there were no significant transfers in or out of Levels 1 or 2.

6.	NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the change in net assets relating to the Plan’s non-participant directed investments as of Dec. 31, 2011 and 2010, and for the years then ended, are as follows:

Xcel Energy Common Stock Fund	2011	2010

Net Assets - beginning of year
Xcel Energy Common Stock Fund	$205,790,197	$198,777,379
Xcel Energy contribution receivable	13,968,879	13,751,961
Total net assets - beginning of year	219,759,076	212,529,340

Changes in Net Assets:
Net appreciation in fair value of investments	34,753,489	20,999,835
Xcel Energy contributions	14,046,023	13,963,875
Benefits and dividends paid to participants	(12,962,133)	(14,782,419)
Transfers to participant-directed investments, net	(12,250,776)	(12,951,555)
Net increase	23,586,603	7,229,736

Net Assets - end of year
Xcel Energy Common Stock Fund	228,481,872	205,790,197
Xcel Energy contribution receivable	14,863,807	13,968,879
Total net assets - end of year	$243,345,679	$219,759,076

As of Dec. 31, 2011, the Xcel Energy contribution receivable of $19,205,366 includes company stock contributions of $14,863,807 and cash contributions of $4,341,559.  As of Dec. 31, 2010, the Xcel Energy contribution receivable of $18,290,997 includes company stock contributions of $13,968,879 and cash contributions of $4,322,118.  See Note 3 for further information.

7.	NOTES RECEIVABLE FROM PARTICIPANTS

The Plan allows participants to borrow against funds held in their account in any amount greater than $1,000 but less than 50 percent of the participant’s vested account balance.  In no event can a participant borrow more than $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months.  For most participants, only one outstanding loan is permitted at any time and may not exceed 5 years for a general-purpose loan or 15 years for a principal residence loan.  Participants who had one or more outstanding loan balance at the time their former NMC Plan assets were transferred to the Plan are permitted to have a maximum of two outstanding loans at any one time; however, they are not eligible for a new loan until each loan transferred from the NMC Plan has been paid in full.  The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month in which the loan request is approved plus one percent, and stays in effect until the loan is repaid.  Repayment of the loan plus interest is made through automatic payroll deduction. If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from date of termination.  Interest rates on outstanding loans at Dec. 31, 2011 range from 4.25 percent to 9.25 percent with maturities ranging from 2012 to 2026.  Interest rates on outstanding loans at Dec. 31, 2010 range from 4.25 percent to 9.25 percent with maturities ranging from 2011 to 2025.

8.	RELATED PARTY TRANSACTIONS

Certain investments of the Plan are in shares of Xcel Energy common stock.  Receivables include dividends on Xcel Energy common stock declared and payable to the Plan of $2,562,842 and $2,615,840 at Dec. 31, 2011 and 2010, respectively.

The Plan also invests in shares of mutual funds managed by an affiliate of VFTC.  VFTC acts as trustee for only those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

The Plan incurred fees for investment management and recordkeeping services of $359,220 and $226,839 for the years ended Dec. 31, 2011 and 2010.

9.	INVESTMENTS

At Dec. 31 2011 and 2010 the market value of each of the following investments was in excess of 5 percent of the Plan’s net assets:

	Dec. 31, 2011		Dec. 31, 2010
Xcel Energy Common Stock Fund (Note 10)*	$272,449,884		$243,972,368
Vanguard 500 Index Fund Signal Shares	196,703,463		203,700,785
Vanguard Total Bond Market Index Fund Signal Shares	149,188,264		138,008,608
Vanguard Mid-Cap Index Signal Shares	109,176,029		115,305,880
Vanguard PRIMECAP Fund Investor Shares	95,655,524		103,341,569
Vanguard Wellington Fund Investor Shares	93,646,179		89,975,616
Vanguard Prime Money Market Fund	77,953,481		69,084,302	**
PIMCO Total Return Fund, Administrative Class	73,933,325		74,549,608
Vanguard Developed Markets Index Fund	66,801,217	**	72,013,489

*
Xcel Energy Common Stock Fund includes Xcel Energy common stock, VGI Prime Money Market, receivables, payables and other as indicated in Note 10 – Xcel Energy Common Stock Fund and as presented within the Schedule of Assets (Held at Year End) at Schedule 1 and the Schedule of Reportable Transactions at Schedule 2.

**	The market value of the Vanguard Developed Markets Index Fund at Dec. 31, 2011 and the Vanguard Prime Money Market Fund at Dec. 31, 2010 were not in excess of 5 percent of the Plan’s net assets.

During the years ended Dec. 31, 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended Dec. 31
	2011	2010
Mutual funds:
U.S. Equities	$(14,560,363)	$74,369,644
International Equities	(12,221,364)	3,793,101
Fixed Income	8,227,886	4,436,026
Balanced Stock and Fixed Income Funds	624,740	6,459,577
Retirement Target Date Funds	(2,845,079)	8,282,049
VGI Brokerage Option	(1,407,333)	1,661,843
Xcel Energy Common Stock Fund	40,872,876	24,699,236
Total	$18,691,363	$123,701,476

10.	XCEL ENERGY COMMON STOCK FUND

	Dec. 31, 2011		Dec. 31, 2010
	Participant	Employer	Participant	Employer
	directed	directed	directed	directed
Shares of Xcel Energy Common Stock	1,585,100	8,237,049	1,615,690	8,708,075

Xcel Energy Common Stock	$43,812,173	$227,672,044	$38,049,505	$205,075,171
VGI Prime Money Market	168,842	877,396	143,420	772,988
Receivables, payables and other	(13,003)	(67,568)	(10,754)	(57,962)
Total	$43,968,012	$228,481,872	$38,182,171	$205,790,197

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of Dec. 31, 2010:

Dec. 31, 2010
Net assets available for benefits per the financial statements	$1,403,703,513
Deemed distributions of participant loans	(46,382)
Net assets available for benefits per the Form 5500	$1,403,657,131

The following is a reconciliation of benefits and dividends paid to participants per the financial statements to total expense per the Form 5500 for the year ended Dec. 31, 2011:

Year Ended
Dec. 31, 2011
Benefits and dividends paid to participants per the financial statements	$98,604,792
Administrative expenses per the financial statements	359,220
Deemed distributions of participant loans	(46,382)
Total expenses per the Form 5500	$98,917,630

XCEL ENERGY 401(K) SAVINGS PLAN	Schedule 1
Schedule of Assets (Held at Year End)
As of Dec. 31, 2011

Xcel Energy 401(k) Savings Plan, EIN 41-0448030, Plan 003
Attachment to Form 5500, Schedule H, Line 4(i):

	Identity of Issue	Investment Type	Cost	Current Value
*	Xcel Energy Common Stock Fund	Company Stock Fund	$196,208,834	$272,449,884
*	Vanguard 500 Index Fund Signal Shares	Registered Investment Company	207,928,557	196,703,463
*	Vanguard Total Bond Market Index Fund Signal Shares	Registered Investment Company	139,126,108	149,188,264
*	Vanguard Mid-Cap Index Signal Shares	Registered Investment Company	107,762,872	109,176,029
*	Vanguard PRIMECAP Fund Investor Shares	Registered Investment Company	89,378,345	95,655,524
*	Vanguard Wellington Fund Investor Shares	Registered Investment Company	88,547,658	93,646,179
*	Vanguard Prime Money Market Fund	Registered Investment Company	77,953,481	77,953,481
*	PIMCO Total Return Fund, Administrative Class	Registered Investment Company	73,673,835	73,933,325
*	Vanguard Developed Markets Index Fund	Registered Investment Company	76,510,474	66,801,217
*	Vanguard Small-Cap Index Fund Signal Shares	Registered Investment Company	59,872,491	62,873,216
*	Vanguard Inflation-Protected Securities Fund Investor Shares	Registered Investment Company	42,685,787	46,450,406
*	Longleaf Partners Funds Trust: Longleaf Partners Fund	Registered Investment Company	41,014,998	40,509,092
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	22,466,724	23,792,911
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	21,694,864	22,620,340
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	20,092,133	21,392,215
*	VGI Brokerage Option	Vanguard Brokerage Option	18,006,640	17,211,298
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	13,952,036	14,713,332
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	8,703,687	9,142,006
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	5,962,035	6,340,582
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	5,184,077	5,442,155
*	Vanguard Target Retirement Income Fund	Registered Investment Company	4,797,768	4,913,939
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	3,855,376	3,868,115
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	3,410,924	3,533,693
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	2,829,274	2,810,046
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	112,569	110,261
*	Notes receivable from participants	4.25% - 9.25% ranging from 2012 thru 2026	-	15,771,947
			$1,331,731,547	$1,437,002,920
*	Party in Interest

XCEL ENERGY 401(K) SAVINGS PLAN	Schedule 2
Schedule of Reportable Transactions*
Year Ended Dec. 31, 2011

Xcel Energy 401(k) Savings Plan, EIN 41-0448030, Plan 003
Attachment to Form 5500, Schedule H, Line 4(j):

	Description of Asset			Historical	Current Value of
	(include interest rate and maturity in			Cost of	Asset on	Historical
Identity of Party Involved	the case of a loan)	Purchase Price	Selling Price	Asset	Transaction Date	Gain

(iii) Series of Transactions

The Vanguard Group	Xcel Energy Common Stock Fund	$35,010,005	$-	$-	$35,010,005	$-
The Vanguard Group	Xcel Energy Common Stock Fund	-	47,476,669	39,304,028	47,476,669	8,172,641

*
Transactions or a series of transactions in excess of 5 percent of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

XCEL ENERGY INC.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 27, 2012.

XCEL ENERGY 401(K) SAVINGS PLAN
(Registrant)

	By	/s/ Jeffrey S. Savage

Vice President and Controller
Member, Pension Trust Administration Committee